2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

April 27, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Ashley Vroman-Lee and Kenneth Ellington

Re:	HMS Income Fund, Inc.
Post-Effective Amendment No. 4 to the Registration Statement on Form N-2
File Number: 333-204659
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, HMS Income Fund, Inc. (the “Registrant”) respectfully requests acceleration of the effective date of Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-204659) (the “Registration Statement”) so that the Registration Statement may be declared effective on Monday, May 1, 2017.

We request that we be notified of such effectiveness by a telephone call to William J. Tuttle of Dechert LLP at (202) 261-3352, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Ryan T. Sims

Ryan T. Sims
Chief Financial Officer and Secretary

cc:    Sherri W. Schugart, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
Thomas J. Friedmann, Dechert LLP
William J. Tuttle, Dechert LLP
William J. Bielefeld, Dechert LLP